Exhibit 21.1

Subsidiaries of the Registrant

State of
Company Name	Incorporation	Ownership

Trinity Mortgage Corporation	Oklahoma	100% Direct

Trinity Life Insurance Company	Oklahoma	100% Direct

Family Benefit Life Insurance Company	Missouri	100% Indirect

Trinity American, Inc.	Barbados, West Indies	100% Direct

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